July 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Ethereum ETF Pre-Effective
Amendment No. 3 to Registration Statement on Form S-1
Filed June 21, 2024
File No. 333-274767

Dear Messrs. Brunhofer, Niethamer, Brown and Dobbie:

On behalf of Invesco Galaxy Ethereum ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on June 28, 2024 in connection with Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on June 21, 2024. The comments of the Staff refer in part to the Trust’s comment response letter provided to the Staff on June 21, 2024 (the “June 21 Letter”), which responded to the comments of the Staff originally provided via e-mail on June 14, 2024.

The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 4 to the Trust’s Registration Statement, filed contemporaneously with this letter on July 8, 2024. The following sets forth the Staff’s comments and the Trust’s responses thereto. Defined terms used and not otherwise defined herein have the meaning assigned to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

As ether and the broader digital asset ecosystem has grown, page 26

1.	Staff Comment: Please remove the first three sentences in the first paragraph on page 27 as the disclosure lacks the appropriate context for the referenced statements.

Response: The Trust has made the requested change. In Pre-Effective Amendment No. 4, the fourth paragraph of the section titled “Risk Factors—Regulatory Risk—As ether and the broader digital assets ecosystem has grown, it has begun to attract more regulatory attention around the globe. The future regulatory environment is uncertain and may vary by country or even within countries. Failure to appropriately regulate the digital assets ecosystem could stifle innovation, which could adversely impact the value of the Shares.” has been revised as marked below (deleted language shown in red strikethrough):

~~In August 2021, the chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the~~

~~platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The chair expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. Moreover,~~ President Biden’s March 9, 2022 Executive Order, asserting that technological advances and the rapid growth of the digital asset markets “necessitate an evaluation and alignment of the United States Government approach to digital assets,” signals an ongoing focus on digital asset policy and regulation in the United States. A number of reports issued pursuant to the Executive Order have focused on various risks related to the digital asset ecosystem, and have recommended additional legislation and regulatory oversight. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets.

Additionally, in furtherance of the Staff Comment above, in Pre-Effective Amendment No. 4, the fifth paragraph of the section titled “Ether and the Ethereum Market—Government Oversight, Though Increasing, Remains Limited” has been deleted.

The venues through which cryptocurrencies (including ether) trade are relatively new, page 32

2.

Staff Comment: We note the disclosure that certain crypto asset trading platforms may be subject to limited or no regulation. Please revise to qualify your use of this disclosure by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

Response: The Trust has made the requested change. In Pre-Effective Amendment No. 4, the first paragraph of the section titled “Risk Factors—Risks Related to the Markets and Service Ecosystems for Ether—The venues through which cryptocurrencies (including ether) trade are relatively new and may be more exposed to operational problems or failure than trading platforms for other assets, which could adversely affect the value of ether and therefore adversely affect an investment in the Shares.” has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

Platforms through which ether trades are relatively new. Ether trading platforms are generally subject to different regulatory requirements than venues for trading more traditional assets. These ether trading platforms may be subject to limited regulation by state banking or other authorities, but some ether trading platforms may be subject to~~, and may be subject to limited or~~ no regulation, especially outside the U.S. To the extent ether trading platforms are subject to regulation, such platforms may not be in compliance with such regulation in the relevant jurisdiction. Furthermore, many such trading platforms, including exchanges and over-the-counter trading venues, do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance, and may take the position that they are not subject to laws and regulations that would apply to a national securities exchange or designated contract market in the United States, or may, as a practical matter, be beyond the ambit of U.S. regulators. Ether trading platforms may impose daily, weekly, monthly or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of ether for fiat currency difficult or impossible. Participation in ether trading on some venues requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account, which could discourage trading on those platforms.

Limits on Ether Supply, page 46

3.

Staff Comment: You state here that as of March 31, 2024, approximately 120 million ether were outstanding. You also include disclosure elsewhere in the prospectus as of March 31, 2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.

Response: The Trust has made the requested changes. In Pre-Effective Amendment No. 4, the second paragraph of the section titled “Ether and the Ethereum Market—Ether and the Ethereum Network—Creation of New Ether—Limits on Ether Supply” has been replaced with the below disclosure:

As of June 30, 2024, approximately 120 million ether were outstanding.

Additionally, Pre-Effective Amendment No. 4 is revised to update all information previously disclosed as of March 31, 2024 to June 30, 2024, or, where such information is not available as of such date, the most recent practicable date.

The Trust’s Expenses, page 58

4.

Staff Comment: We note your response to prior comment 14 [from the June 21 Letter]. Please disclose, as stated in your response letter, that at this time, the Sponsor does not intend for any of the Trust’s expenses payable by the Sponsor from the Sponsor Fee to be capped.

Response: The Trust has made the requested change. In Pre-Effective Amendment No. 4, the third paragraph of the section titled “Prospectus Summary—The Trust’s Expenses” has been revised as marked below (added language shown in blue underlined text):

Except as noted below, the Sponsor has agreed to pay all of the Trust’s ordinary expenses out of the Sponsor’s unified fee, including, but not limited to, the Trustee’s fees, the fees of The Bank of New York Mellon (for its services as the “Administrator,” “Transfer Agent,” and “Cash Custodian”), the fees of the Ethereum Custodian, the fees of the Execution Agent, Exchange listing fees, Securities and Exchange Commission (“SEC”) registration fees, printing and mailing costs, legal costs and audit fees. The Sponsor’s payment of such Trust expenses is not subject to a cap. The Sponsor also paid the costs of the Trust’s organization.

Additionally, in Pre-Effective Amendment No. 4, the third paragraph of the section titled “The Trust—The Trust’s Expenses” has been revised as marked below (added language shown in blue underlined text):

Except as noted below, the Sponsor has agreed to pay all of the Trust’s ordinary expenses out of the Sponsor Fee, including, but not limited to, the Trustee’s fees, the fees of the Administrator and the Transfer Agent, the fees of the Ethereum Custodian, the fees of the Execution Agent, Exchange listing fees, SEC registration fees, printing and mailing costs, legal costs and audit fees. The Sponsor’s payment of such Trust expenses is not subject to a cap. The Sponsor also paid the costs of the Trust’s organization.

Calculation of NAV, page 59

5.

Staff Comment: We note your response to [comment 15 from the June 21 Letter]. Please disclose, as stated in your response letter, that if the price of ether represented by the Benchmark deviates from the level established by one or more Alternative Benchmarks by more than 25 basis points, the Sponsor’s Valuation Team may (but is under no obligation to) perform additional analyses and make a recommendation as to whether to utilize an Alternative Benchmark.

Response: The Trust has made the requested change. In Pre-Effective Amendment No. 4, the eighth paragraph of the section titled “Calculation of NAV—General” has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

The Sponsor’s Valuation Team will monitor for significant events related to digital assets that may impact the value of the Trust’s ether, and will determine in good faith whether to fair value the Trust’s ether on a given day based on whether certain pre-determined criteria have been met. For example, if the price of ether represented by the Benchmark deviates by more than ~~a pre-determined amount from an alternate benchmark available to the Sponsor~~ 25 basis points from the level established by one or more Alternative Benchmarks, then the Sponsor’s Valuation Team may ~~determine to utilize the alternate benchmark~~ (but is under no obligation to) perform additional analyses and make a recommendation as to whether to utilize an Alternative Benchmark. The Sponsor’s Valuation Team may also fair value the Trust’s ether using observed market transactions from various trading platforms, including some or all of the trading platforms included in the Benchmark.

The Prime Broker, page 71

6.

Staff Comment: Please disclose, if true and as you state in your response letter regarding prior comments 4, 16, and 19 [from the June 21 Letter], that you expect that the Trust’s ether transactions will be conducted over the counter with counterparties selected by the Execution Agent and as a result the Trust expects that the Ethereum Custodian will not transfer ether to the Trading Balance, that neither the Sponsor nor the Execution Agent expects to utilize the Prime Broker to acquire and dispose of either on behalf of the Trust or in connection with paying the Trust’s expenses, and that none of the Trust’s assets will typically be held by the Prime Broker.

Response: The Trust has made the requested changes. In Pre-Effective Amendment No. 4, the first paragraph of the section titled “Prospectus Summary—Custody of the Trust’s Assets” has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

The Ethereum Custodian will keep the private keys associated with the Trust’s ether in a “cold storage” environment where the private keys are generated and secured (the “Prime Custody Vault”). The Trust intends to conduct its regular ether transactions, including in connection with creation and redemption transactions and selling ether to pay the Trust’s expenses, directly from the Trust’s Prime Custody Vault in over-the-counter transactions directly with counterparties selected by the Execution Agent. While the Trust does not expect to utilize the services of the Coinbase, Inc. (“Coinbase” or the “Prime Broker”), in connection with transactions where ~~From time to time, such as when~~ the Trust’s ether is being processed in connection with certain creation or redemption transactions or it is being sold to pay Trust expenses, the Execution Agent may elect to transact through the Prime Broker. In such circumstances, the Trust’s ether may be maintained in a trading account (the “Trading Balance”) with ~~Coinbase, Inc. (“Coinbase” or the “Prime Broker”)~~ the Prime Broker, an affiliate of the Ethereum Custodian. The Trust’s ether will be maintained by the Ethereum Custodian and Coinbase in accounts that are required to be segregated from the assets held by the Ethereum Custodian or Coinbase as principal and, when held in the Prime Custody Vault, the assets of their other customers. “Cold storage” refers to a safeguarding method by which the private keys corresponding to the Trust’s ethers are generated and stored in an offline manner using computers or devices that are not directly connected to the internet, which is intended to make them more resistant to hacking, or similarly secure technology. All of the Trust’s ether will be held in the Prime Custody Vault, except that it may be maintained in the Trading Balance in connection with certain creation or redemption transactions or when it is being sold to pay the Sponsor Fee or Trust expenses not assumed by the Sponsor. The Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not “stake” its ether) to earn additional ether or seek other means of generating income from its ether holdings.

Additionally, in Pre-Effective Amendment No. 4, the first paragraph of the section titled “Custody of the Trust’s Assets—Custody of the Trust’s Ether” has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

The Ethereum Custodian will keep the private keys associated with the Trust’s ether in a “cold storage” environment where the private keys are generated and secured (the “Prime Custody Vault”). The Trust intends to conduct its regular ether transactions, including in connection with creation and redemption transactions and selling ether to pay the Trust’s expenses, directly from the Trust’s Prime Custody Vault in over-the-counter transactions directly with counterparties selected by the Execution Agent. While the Trust does not expect to utilize the services of the Coinbase, Inc. (“Coinbase” or the “Prime Broker”), in connection with transactions where ~~From time to time, such as when~~ the Trust’s ether is being processed in connection with certain creation or redemption transactions or it is being sold to pay Trust expenses, the Execution Agent may elect to transact through the Prime Broker. In such circumstances, the Trust’s ether may be maintained in a trading account (the “Trading Balance”) with ~~Coinbase, Inc. (“Coinbase” or the “Prime Broker”)~~ the Prime Broker, an affiliate of the Ethereum Custodian. The Trust’s ether will be maintained by the Ethereum Custodian and Coinbase in accounts that are required to be segregated from the assets held by the Ethereum Custodian or Coinbase as principal and, when held in the Prime Custody Vault, the assets of their other customers. “Cold storage” refers to a safeguarding method by which the private keys corresponding to the Trust’s ether are generated and stored in an offline manner using computers or devices that are not directly connected to the internet, which is intended to make them more resistant to hacking, or similarly secure technology. All of the Trust’s ether will be held in the Prime Custody Vault except that it may be maintained in the Trading Balance in connection with certain creation or redemption transactions or when it is being sold to pay the Sponsor Fee or Trust expenses not assumed by the Sponsor. To the extent the Trust maintains a Trading Balance with Coinbase, such short-term holdings represent an omnibus claim on Coinbase’s ether held on behalf of clients; these holdings exist across a combination of omnibus hot wallets, omnibus cold wallets or in accounts in Coinbase’s name on a trading platform (including third-party venues and Coinbase’s own execution venue) where Coinbase executes orders to buy and sell ether on behalf of clients.

Further, in Pre-Effective Amendment No. 4, the first paragraph of the section titled “The Prime Broker” has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

Pursuant to the Ether Custody Agreement, a portion of the Trust’s ether holdings and cash holdings from time to time may be held with the Prime Broker, an affiliate of the Ethereum Custodian, in the Trading Balance, in connection with the creation and redemption of Shares via cash transactions or to pay for Trust expenses not assumed by the Sponsor in consideration for the Sponsor Fee. The Trust, however, intends to conduct its regular ether transactions, including in connection with creation and redemption transactions and selling ether to pay the Trust’s expenses, directly from the Trust’s Prime Custody Vault in over-the-counter transactions directly with counterparties selected by the Execution Agent. If the Sponsor or the Execution Agent determines to transact with the Prime Broker, the amount of ether that may be held in the Trading Balance will be limited to the amount necessary to process a given creation or redemption transaction, as applicable, or to pay for Trust expenses not assumed by the Sponsor in consideration for the Sponsor Fee.

The Trust has made further minor amendments to Pre-Effective Amendment No. 4 to align the disclosure therein with the revisions discussed above.

*  *   *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike
Paulita Pike

cc:	Brian Hartigan, Invesco Capital Management LLC
Adam Henkel, Invesco Capital Management LLC
Will McAllister, Invesco Capital Management LLC
Michael Murphy, Invesco Capital Management LLC
Brian D. McCabe, Ropes & Gray LLP
Edward Baer, Ropes & Gray LLP